Exhibit 99.1

Cenovus provides update on Foster Creek

First oil achieved at phase F

CALGARY, Alberta (September 17, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) achieved first oil production at its recently-completed Foster Creek phase F expansion earlier this month. Phase F is expected to add 30,000 barrels per day (bbls/d) of capacity, with production ramping up over the next 12 to 18 months. By year-end, production from phase F is expected to be approximately 5,000 bbls/d. Phases G and H are under construction and are expected to add another 30,000 bbls/d each with first production anticipated in late 2015 and 2016, respectively. This will bring total expected gross production capacity at Foster Creek to 210,000 bbls/d. Following the completion of phases F, G and H, optimization work is expected to increase total capacity by another 15,000 to 35,000 bbls/d.

Cenovus expects the F, G and H expansion and optimization projects can be completed with capital costs of between $35,000 and $38,000 per incremental barrel, better than industry average.

“In July, we indicated that capital costs for the F, G and H expansion were trending higher and we committed to providing additional information,” said Brian Ferguson, Cenovus President & Chief Executive Officer. “One of the key drivers of the cost increases is the impact of changes we made to the phases that we believe will result in better long-term plant reliability and production efficiency.”

Changes to the F, G and H expansion include improvements to the oil and water plant, safety systems, completion designs and the incorporation of recent regulatory changes. The revised cost estimate is based on actual costs for phase F, which Cenovus has used to update cost estimates for phases G and H and optimization.

The Foster Creek project has demonstrated consistent performance since a planned turnaround in late 2013, with production averaging between 90% and 95% of plant capacity. In July, production averaged 102,000 bbls/d as volumes were impacted by scheduled maintenance on Cenovus’s cogeneration facility. August volumes averaged 119,000 bbls/d and September production continues to be strong. The company estimates a planned partial turnaround later in the month will have minimal impact on production volumes.

“Foster Creek is a cornerstone asset that continues to generate free cash flow and strong returns,” said Ferguson. “We believe the changes we’ve made to our latest expansion project will allow us to have more consistent performance as we work towards adding significant new production capacity over the next few years.”

Cenovus anticipates Foster Creek’s steam to oil ratio (SOR), which measures how much steam is required to produce one barrel of oil, will range between 2.6 and 3.0 until all phases of F, G and H are complete. At that point the SOR is expected to drop below 2.5. Foster Creek is operated by Cenovus and jointly owned with ConocoPhillips.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this document is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “schedule” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projections contained in our 2014 guidance, forecast operating results, projected capital costs, expected future production, including the timing, stability or growth thereof and expected increase in production capacity through expansion and optimization projects. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which this forward-looking information is based include: assumptions disclosed in our current guidance, available at cenovus.com; our projected capital investment levels, the flexibility of our capital spending plans and the associated source of funding; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially are identified in our Second Quarter Report and remain accurate as of the date of this release.

For a full discussion of our material risk factors, see “Risk Factors” in our most recent Annual Information Form/Form 40-F, “Risk Management” in our current and annual Management’s Discussion & Analysis and risk factors described in other documents we file from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and our website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

CENOVUS ENERGY INC.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Susan Grey Director, Investor Relations 403-766-4751 Graham Ingram Senior Analyst, Investor Relations 403-766-2849 Anna Kozicky Senior Analyst, Investor Relations 403-766-4277	Media Reg Curren Senior Media Advisor 403-766-2004 General media line 403-766-7751